MMC Norilsk Nickel

RECEIVED

2006 JUN 19 A 10:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

06014482

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

13.06.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

MMC

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
JUN 20 2006
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the company's securities dated June 8, 2006

2. Press release dated June 8, 2006: The Board of Directors of MMC Norilsk Nickel has approved the main elements of the company's production strategy

3. Press release dated June 8, 2006: MMC Norilsk Nickel presents the results of the consolidated annual financial statements for the year ended 31 December 2005, prepared in accordance with International Financial Reporting Standards

4. Press release dated June 7, 2006: Release of financial results for 2005 and production strategy of MMC Norilsk Nickel

5. Information on the events that may significantly affect the price of the company's securities dated June 2, 2006

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Type of the Issuer's financial (accounting) statements (consolidated or individual), prepared in compliance with International Financial Reporting Standards (IFRS), with indication of the reporting period: ***consolidated financial statements for 2005 prepared in compliance with International Financial Reporting Standards;*** The date of filing the company's financial (accounting) statements with the relevant body (organization), that regulates the market of foreign securities, as well as with foreign organizer of security trade and/or other organizations as required by foreign law for the purposes of such disclosure to general public: ***June 8, 2006;*** Financial reporting standards used to prepare the Issuer's financial (accounting) statements (IFRS or US GAAP): ***IFRS;*** Full name and location of the auditor, auditing license details: ***Closed Joint Stock Company Deloitte and Touche CIS;*** ***Business Centre Mokhovaya, Vozdvizhenka, 4/7, bldg.2, Moscow, 125009;*** ***License No. E 002417 dated November 6, 2002, issued by the Ministry of Finance of the Russian Federation for the term of 5 years (Order No. 255)*** ***The consolidated financial statements for 2005 are presented on the Company's website http://www.nornik.ru/en/***

Representative of MMC Norilsk Nickel *Usanov D.A.*
(Power of Attorney No. ГМК-115/99-нм of 25.01.2006)

June 8, 2006.

NORILSK NICKEL

08.06.2006

The Board of Directors of MMC Norilsk Nickel has approved the main elements of the company's production strategy

The Board of Directors of MMC Norilsk Nickel has approved the main elements of the company's production strategy. This decision marks an important step in the development of the company's existing mining and metals assets. The Board of Directors also instructed the company's management to continue work on a number of technical options to upgrade the effectiveness of ore beneficiation and metallurgical production that were presented as part of the company's further development and present proposals on these options by the end of this year together with the key elements of the overall corporate strategy of the company.

Production Strategy Objectives

MMC Norilsk Nickel's production strategy is focused on developing the company's existing production assets on the Taimyr and Kola peninsulas. Implementation will enable the Company to achieve the following objectives:

· Increase effectiveness in ore beneficiation improving concentrate quality in order to reduce smelting costs

· Minimize unit costs in metallurgical production, compensate for the impact of inflation on cost growth, and retain the company's current cost position among nickel producers

· Ensure stable production volumes of base and precious metals

· Reduce the impact of production on the environment and ensure compliance with environmental regulations on emissions into the atmosphere and water

Key elements of production strategy

The Board of Directors reviewed and approved the company's production strategy which outlines the parameters and key elements to be undertaken in the coming years in order to accomplish the above objectives and further improve the foundation off of which the two production platforms in Taimyr and Kola will continue to prosper and improve effectiveness.

Increase in ore mining and metals production volumes

MMC Norilsk Nickel plans to gradually increase overall ore mining volumes at the Taimyr and Kola peninsulas from 21.2 mln mt in 2005 to 26 mln mt per annum by 2015.

The volume of mined ore at the Taimyr Peninsula will increase from approximately 14.4 mln mt in 2005 to 18.5 mln mt per annum by 2015. The optimum mine plan is based on mining rich and cuprous ores at the level of approximately 7.5 and 5.5 mln mt per annum respectively and an increase in disseminated ore volumes up to approximately 5.5 mln mt per annum.

The key projects to achieve target volumes of rich ore mining at 7.5 mln mt per annum include:

· Construction of the Skalisty mine with the overall project capacity at 3.0 mln mt p.a. By 2019, when the Skalisty mine reaches full capacity, it will provide up to a third of all mined nickel at the Polar Division.

· Ore body development at lower levels of the Taimyrsky mine. The project is aimed at increasing rich ore mining to 4 mln mt p.a. in 2011. The indicated resources at the Taimyrsky mine are larger

than those of other Talnakh mines.

The increase in volumes of cuprous ore mining up to 5.5 mln mt per annum will be achieved by:
· Expanding cuprous ore mining volumes at the Oktyabrsky mine to 3 mln mt of ore per annum. The increase in mined cuprous ore from new parts of this deposit and full utilization of existing hoisting capacity will compensate for the depletion of rich ores at the Oktyabrsky mine.
· Increasing cuprous ore mining at the Komsomolsky mine to 2.5 mln mt per annum (overall ore mined to reach 4.3 mln mt per annum), based upon completion of the ongoing modernization of the mine's hoisting complex.

The optimum mining of 5.5 mln mt of disseminated ores per annum will be achieved by developing new parts of the Komsomolsky, Oktyabrsky and Zapolyarny mines.

Mining in the Kola Peninsula will be sustained at 7.5 mln mt of ore per annum. Construction and ramp-up of the Severny-Gluboky mine to full capacity of 6.0 mln mt of ore per annum by 2010 will replace the volumes currently mined from the Tsentralny open pit mine.

Implementation of the approved mine plan will form the base off which to increase the company's metal production based on improvements to its ore beneficiation technologies that it is currently pursuing, as well as processing additional stockpiled materials. This base level of production, without account for further expected improvement potential in beneficiation and additional stockpiled materials, is expected as follows:
· Nickel production growth from the existing level of 243 thousand mt per annum to approximately 260 thousand mt per annum by 2011
· Maintenance of copper production at approximately 420 thousand mt per annum
· Maintenance of PGM production at approximately 114 mt per annum

Expected volumes of metals production based on growth from improved ore beneficiation process will be finalized before the end of the year based on the results of ongoing research and test work.

Improvements in ore beneficiation

In order to enable processing of larger volumes of mined ore on the Taimyr peninsula the Talnakh concentrator's capacity will be expanded from 7 to 10.5 mln mt of ore per annum. At present, test work is underway on an upgraded concentration technology that potentially would increase nickel content in the nickel concentrate from approximately 9% up to 15% while also decreasing the sulphide mass of nickel concentrates by up to 25%.

In addition to the benefit of expected growth in metals production, this reduction of sulphide mass in nickel concentrates, will result in a significant reduction of smelting costs at the Nadezhda metallurgical plant. Smelting costs are also expected to decrease due to the closure of sintering and smelting operations at the Nickel Plant.

Increasing effectiveness in metallurgy

The company has made the decision to close sintering and smelting operations of the Nickel Plant and to increase the capacity of the flash smelting lines at the Nadezhda metallurgical plant to process all nickel containing materials on the Taimyr Peninsula. Implementation of this project will reduce the industrial footprint and complexity of operations by closing one of two nickel smelting plants in Norilsk and lower concentrate smelting costs, as well reduce sulphur dioxide emissions.

Reconstruction options for Kola MMC's smelting operations at Pechenga on the Kola Peninsula will be determined based on results of the ongoing testing of the two-zone Vanyukov furnace, which is to be finalized in autumn 2006. Kola MMC's metallurgy modernization project is aimed at streamlining

operations and reducing sulfur dioxide emissions on the Kola peninsula.

Estimated capital investments for production development

According to estimates, capital expenditures for the development of core operations in mining, beneficiation and metallurgy in the period of 2007-2010 will amount to approximately US$800-1000 mln per annum, which includes US$450-470 mln per annum for mining development on the Taimyr peninsula, and US$ 50 mln per annum to complete construction of the Severny-Gluboky mine on the Kola peninsula.

This increase in investments during the period from 2007-2010 is focused on intensive development of the mineral reserve base that compensates for the planned depletion of existing sources of ore and creates a solid foundation for long-term production development in Taimyr. In the period after 2010 the volume of investments necessary to sustain production will come back to the level of 450-500 achieved over the last 3 years.

Development of supplementary industrial complexes

One of Norilsk Nickel's key strategic goals is to strengthen the vertical integration of its assets, aimed at ensuring sustainable production and benefiting from low energy and transportation costs. Investment projects for energy and transportation infrastructure development are highly effective and aimed at decreasing overall company operating costs.

At the request of the Board of Directors, the investment requirements of these industry complexes and infrastructure are currently being reviewed and will be presented together with the corporate strategy of the company and any updates to the production strategy of the company by the end of this year.

Press Release

MMC NORILSK NICKEL PRESENTS THE RESULTS OF THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005, PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

MMC Norilsk Nickel and its subsidiaries present the consolidated annual financial statements for the year ended 31 December 2005, prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated annual financial statements have been audited by Deloitte & Touche in accordance with the International Standards on Auditing, and they have issued an unqualified audit opinion.

The measurement currency of the consolidated annual financial statements is the Russian Ruble ("RUR"), which reflects the economic substance of the Group's operation, which has most of its assets in the Russian Federation.

The Group presentation currency is the United States of America Dollar ("USD"). Using USD as a presentation currency is common practice for global mining companies.

At EGM on 30 September 2005 the qualified majority of the total voting shareholders of MMC Norilsk Nickel voted in favor of the spin-off of CJSC Gold Mining Company Polus and its subsidiaries (the "Polus Group"). As a result of the spin-off, Polyus Gold, a new Russian open joint stock company, was formed on 17 March 2006. It received from MMC Norilsk Nickel 100% of the shares in CJSC Polus and a cash contribution of USD 360 million (RUR 10 billion).

Due to the spin-off of the gold mining assets the financial results for the year ended and the assets and liabilities of the Polus Group intended for spin-off are presented separately in the respective sections of the financial statements.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2005
(US Dollars million)

	Note	2005	2004	Change, %
Metal sales revenue				
Nickel		3 674	3 564	3
Copper		1 644	1 265	30
Palladium		914	1 005	(9)
Platinum		864	706	22
Gold		73	51	43
Metal sales revenue	1	**7 169**	**6 591**	**9**
Cost of metal sales	2	2 994	2 938	2
Gross profit on metal sales		**4 175**	**3 653**	**14**
Gross profit margin, %		*58%*	*55%*	
Selling, general and administrative expenses	3	841	821	2
Other net operating expenses	4	58	166	
Operating profit		**3 276**	**2 666**	**23**
Finance costs		95	67	
Net income from investments		(59)	(5)	
Other non-operating expenses	5	124	97	
Profit before taxation		**3 116**	**2 507**	**24**
Taxation	6	838	642	
Profit for the year from continuing operations		**2 278**	**1 865**	**22**
Profit/(loss) for the year from discontinued operations	7	74	(8)	
Profit for the year	8	**2 352**	**1 857**	**27**
Attributable to:				
Shareholders of the parent company		2 355	1 878	
Minority interest		(3)	(21)	
		2 352	**1 857**	
Profit margin, %		*33%*	*28%*	
Weighted average number of ordinary shares in issue during the year		**201 242 833**	**210 642 516**	
Basic and diluted earnings per ordinary share from continuing and discontinued operations (US cents)		**1 170**	**892**	**31**
Basic and diluted earnings per ordinary share from continuing operations (US cents)		**1 133**	**893**	**27**

Notes:

1. Metal sales revenue

In 2005, revenues from metal sales increased by 9% from 2004 to a total of USD 7 169 million. The main reason for the growth in revenue in 2005 was the increase of the average annual sales prices for all metals sold by the Group, except for palladium.

Favorable situation in the metal markets, extension of the sales geography and focusing on final customers enabled the Group to have a revenue increase for all metals of USD 578 million, of which USD 489 million (85%) was for base metals, and USD 89 million (15%) for Platinum Group Metals ("PGM") and gold.

Average export selling price of metals (excluding the Polus Group and Stillwater Mining Company)
(in US dollars per ton or as noted)

Metal	2005	2004	Change, %
Nickel	14 560	14 121	3%
Copper	3 652	2 820	30%
Palladium (in US dollars per ounce)[1]	205	-	-
Platinum (in US dollars per ounce)[1]	901	-	-

Note:
(1) Until 2005 the information on the sales of PGM's produced by the Norilsk Nickel Group in Russia was subject to state secrecy legislation. As a result of changes to the legislation and other regulatory acts on state secrecy made during 2005, the Norilsk Nickel Group is now allowed to disclose information on PGM's, beginning from 18 February 2004. Information on the periods before that date remains secret.

Physical volumes of metal sold by the Group (excluding Polus Group)

Metal	2005	2004	Change, %
MMC Norilsk Nickel			
Nickel ('000 tons)[(1)]	244	250	(2)
Copper ('000 tons)	450	451	-
Palladium ('000 ounces)[(2)]	3 231	-	n/a
Platinum ('000 ounces)[(2)]	758	-	n/a
Gold ('000 ounces)	162	135	20
Stillwater Mining Company			
Palladium ('000 ounces)	933[(3)]	850[(4)]	10
Platinum ('000 ounces)	216	202	7

Notes:
(1) Except for sales of refined metal purchased from third parties.
(2) Until 2005 the information on the sales of PGM's produced by the Norilsk Nickel Group in Russia was subject to state secrecy legislation. As a result of changes to the legislation and other regulatory acts on state secrecy made in 2005, the Norilsk Nickel Group is now allowed to disclose information on PGM's, beginning from 18 February 2004. Information on the periods before that date remains secret.
(3) Include 439 thousand ounces of palladium delivered ex the inventory received in 2003, as part payment in the Norilsk Nickel transaction.
(4) Include 375 thousand ounces of palladium delivered ex the inventory received in 2003, as part payment in the Norilsk Nickel transaction.

Nickel

Revenue from nickel sales increased by 3% from USD 3 564 million in 2004 to USD 3 674 million in 2005. In 2005, the decrease in the physical volume of nickel sales (not including sales of refined metals purchased from third parties) by 2% (6 000 tons) to 244 000 tons as compared to 2004 was offset by an increase in the average annual nickel export price by 3 % – from USD 14 121 per ton in 2004 to USD 14 560 in 2005.

Copper

During 2005 the physical volume of copper sales amounted to 450 000 tons, which corresponds to the level of sales in 2004. Due to a significant growth in the average annual copper export price of 30% – from USD 2 820 per ton in 2004 to USD 3 652 per ton in 2005, the revenue from copper sales grew by 30% and reached USD 1 644 million in 2005 as compared to USD 1 265 million in 2004.

Palladium

Palladium sales decreased by 9% from USD 1 005 million in 2004 to USD 914 million in 2005. The main contributing factor for the palladium sales decrease is the decline in the average annual palladium export price from 2004. Palladium sales without Stillwater decreased by 9% from USD 725 million to USD 661 million in 2005. In physical terms, sales of palladium produced by the Norilsk Nickel Group in Russia amounted to 3 231 000 ounces in 2005.

In 2005 Stillwater sold 933 000 ounces of palladium, including 439 000 ounces of palladium received from the Group in 2003.

Platinum

Platinum sales increased by 22% from USD 706 million in 2004 to USD 864 million in 2005. Sales of platinum produced by the Norilsk Nickel Group in Russia increased by 27% from USD 539 million in 2004 to USD 683 million in 2005. The increase is explained mainly by the increase in the average annual platinum export price. In physical terms, platinum sales amounted to 758 000 ounces in 2005.

During 2005 platinum sales by Stillwater amounted to 216 000 ounces.

Gold (excluding the Polus Group)

Gold sales increased by 43% from USD 51 million in 2004 to USD 73 million in 2005. The increase is due both to the growth of the average annual gold realised price and the growth of the physical sales. In physical terms, gold sales amounted to 162 000 ounces in 2005.

2. Cost of metal sales

Cost of metal sales of the Group (excluding the Polus Group)
(US Dollars million)

	2005	2004	Change, %
Cash operating costs (see table below)	2 480	2 275	9%
Amortization and depreciation of operating assets	428	422	1%
Decrease in metal inventories	86	241	(64%)
Cost of metal sales	**2 994**	**2 938**	**2%**

Cost of metal sales grew by 2% from USD 2 938 million in 2004 to USD 2 994 million in 2005.

Cash operating costs

Cash operating costs grew by 9% and amounted to USD 2 480 million in 2005 as compared to USD 2 275 million in 2004.

The breakdown of cash operating cost almost did not change in 2005. Labor cost remained the most significant item of cash operating costs, and its share decreased from 32% in 2004 to 31% in 2005. At the same time, the share of consumables and spares increased (from 21% in 2004 to 27% in 2005). In addition, the expenses on the metal purchased from third parties decreased (from 9% in 2004 to 4% in 2005). The share of other items remained virtually unchanged.

Key reasons for the growth of cash operating costs in 2005 included:

Increase of cash operating costs by USD 44 million due to RUR appreciation against the USD, which amounted to 2% based on the average annual exchange rate;

Increase of actual cash operating costs by USD 139 million;

The increase of cash operating costs was offset by the amount of increase in revenue generated from the sale of by-products of USD 22 million.

Cash operating costs of the Group (excluding the Polus Group)
(US Dollars million)

	2005		**2004**	
	Group	**% of total**	**Group**	**% of total**
Labor	771	31	725	32
Consumables and spares	679	27	473	21
Cost of metal purchased from third parties	87	4	211	9
Scrap purchased	167	7	175	8
Mining and pollution taxes	119	5	115	5
Repairs and maintenance	125	5	121	5
Insurance	101	4	110	5
Transportation of metals	117	5	97	4
Utilities	83	3	79	3
PGM toll refining costs	66	3	55	2
Other cash costs	165	7	114	5
Total cash operating costs	**2 480**	**100**	**2 275**	**100**

Labor

During 2005 labor costs grew by USD 46 million to USD 771 million. The increase is due to the effect of translation to the presentation currency resulting from the appreciation of the RUR against the USD of USD 14 million, and growth of labor costs.

Consumables and spares

Consumables and spares costs increased by USD 206 million in 2005 to USD 679 million. In addition to the effect of translation to the presentation currency, this increase was due to the growth of consumables prices resulting from inflation, especially fuel price in the global markets, and the growth of Stillwater's costs.

Cost of refined metals purchased from third parties

In 2005 the cost of refined metal purchased from third parties decreased by USD 124 million to USD 87 million, mainly due to a decrease in the physical purchase of nickel.

Scrap non-ferrous metals and PGM purchased

In 2005 the cost of scrap non-ferrous metals and PGM purchased reduced by USD 8 million to USD 167 million due to decreased volumes of scrap copper bought by the entities in the Taimyr and Kola Peninsula .

Mining and pollution taxes

The increase in mineral extraction tax and pollution tax by USD 4 million up to USD 119 million in 2005 is mainly due to the appreciation of the RUR against the USD.

Repairs and maintenance

In 2005 repairs and maintenance costs increased by USD 4 million up to USD 125 million due to growth of these expenses at Stillwater and as a result of the RUR appreciation against the USD.

Insurance costs

Decrease of insurance costs by USD 9 million to USD 101 million in 2005 resulted from the implementation of the new corporate property insurance policy, which changed the existing property risk insurance model.

Transportation of metals

Increase of metal transportation costs by USD 20 million to USD 117 million in 2005 related to the increase of fine grade matte transportation from Dudinka to the Kola Peninsula and the transportation of base metals out of Russia.

Utilities

In 2005 utility costs increased by USD 4 million to USD 83 million as a result of power resource price increases in the Kola Peninsula and at Stillwater and as a result of the RUR appreciation against USD.

PGM toll refining costs

In 2005 PGM toll refining costs increased by USD 11 million to USD 66 million due to higher refining tarif and increased volumes of PGM produced.

Other cash costs

In 2005 other cash costs increased by USD 51 million to USD 165 million due to the growth of tailings lift and transportation costs, and as a result of the RUR appreciation against USD; and the increase of research and development costs and people transportation.

Amortization and depreciation of operating assets

In 2005 amortization and depreciation charges increased by USD 6 million to USD 428 million as compared to 2004 as a result of the commissioning of capital construction-in-progress assets, which was partly offset by appreciation of the RUR against the USD which led to the decrease of depreciation charges. Also amortization and depreciation charges increased by the amount of increase in revenue generated from the sale of by-products of USD 11 million.

Decrease in metal inventories

During 2005 the decrease in metal inventories item decreased by USD 155 million to USD 86 million mainly on account on reduced production of work-in-progress in excess of limits in the Taimyr Peninsula.

Unit cost of production
(in US dollars per ton or as noted)

	Taimyr Peninsula		Kola Peninsula	
Metal	**2005**	**2004**	**2005**	**2004**
Nickel	4 637	4 367	5 177	5 022
Copper	1 020	978	2 940	867
Palladium (in US dollars per ounce)[1]	85	-	88	-
Platinum (in US dollars per ounce)[1]	364	-	374	-
Gold (in US Dollars per ounce)	181	182	185	198

Note:
(1) Until 2005 the information on the sales of PGM produced by Norilsk Nickel Group in Russia was subject to state secrecy legislation. As a result of changes to the legislation and other regulatory acts on state secrecy made in 2005, the Norilsk Nickel Group is now allowed to disclose information on PGM's, beginning from 18 February 2004. Information on the periods before that date remains secret.

In 2005 the cost of nickel production in the Taimyr Peninsula increased by 6% to USD 4 637 per ton, and by 3% to USD 5 177 per ton in the Kola Peninsula. The main reason for the increase of the cost of nickel production was the inflationary growth of prices for materials and fuel.

In 2005 the cost of copper production in the Taimyr Peninsula increased by 4% to USD 1 020 per ton, and increased by more than 3 times to USD 2 940 per ton in the Kola Peninsula. The main reason for the considerable growth of copper production cost in the Kola Peninsula was the transfer of the title of scrap copper from the Taimyr Peninsula to the Kola Peninsula starting 1 January 2005.

In 2005 the cost of palladium production in the Taimyr Peninsula was USD 85 per ounce, and USD 88 per ounce in the Kola Peninsula.

In 2005 the cost of platinum production in the Taimyr Peninsula was USD 364 per ounce, and USD 374 per ounce in the Kola Peninsula.

In 2005 the cost of gold production in the Taimyr Peninsula decreased by 1% to USD 181 per ounce, and decreased by 7% to USD 185 per ounce in the Kola Peninsula. In the Taimyr Peninsula the proportionate share of net production cost for the year allocated to the production of gold, based on gold's relative sales value, remained relatively unchanged in percentage terms with a corresponding 16% increase in the value of physical gold produced during the year resulting in more or less the same unit cost of production per ounce of gold produced.

In the Kola Peninsula, the proportionate share of net production cost for the year allocated to the production cost for the year allocated to the production of gold, based on gold's relative sales value, has decreased in relation to the other joint products due to a 33% decrease in the volume of physical gold produced during the year, resulting in a reduction in the unit cost of production per ounce of gold produced.

3. Selling, general and administrative expenses

During 2005 selling, general and administrative expenses ("SG&A") expenses increased by USD 20 million to USD 841 million as compared to USD 821 million in 2004. The increase due to the effect of the translation to the presentation currency amounted to USD 15 million.

The key item of SG&A expenses – export customs duties – increased by USD 10 million to USD 301 million in 2005 as a result of growth of revenues from metals sold.

The second largest component of SG&A expenses – salary costs – increased by USD 16 million to USD 194 million. The main reasons for the growth were the appreciation of the RUR against the USD and the growth of salary costs in the Group's foreign operations.

Other expenses such as research and development, consulting services and tax payments decreased during the year.

4. Other net operating expenses

During 2005 other net operating expenses decreased by USD 108 million to USD 58 million as compared to USD 166 million in 2004. The main reason for the reduction was the decrease of expenses related to the loss on disposal of property, plant and equipment of USD 109 million to USD 28 million, the decrease in the asset impairment of USD 57 million. In addition, the provision for tax penalties increased by USD 56 million and operating profit from non-mining operations decreased by USD 18 million, besides negative foreign exchange differences is increased on USD 14 million.

5. Other non-operating expenses

During 2005 other non-operating expenses increased by USD 27 million to USD 124 million mainly due to the growth of expenses for social facility maintenance.

6. Taxation

Taxation
(US Dollars million)

	2005	2004
Current tax	911	766
Deferred tax	(73)	(124)
Total income tax expense	**838**	**642**

During 2005 the income tax provision grew by 31% from USD 642 million in 2004 to USD 838 million in 2005. This increase was mainly due to the growth of pre-tax income of the Norilsk Nickel Group.

During 2005 the effective income tax rate increased to 27% from 26% in 2004 as a result of the increased effect from the application of different income tax rates in the countries where of the Group's foreign operations are located and the increased tax effect from expenses not deductible for tax purposes.

7. Profit/(loss) for the year from discontinued operations

Due to the spin-off of the gold mining assets the financial results for the year and the assets and liabilities of the Polus Group intended for spin-off are presented separately in the respective sections of the financial statements.

8. Profit for the year

Profit for the year increased from USD 1 857 in 2004 to USD 2 352 million in 2005 due to higher selling prices of metals and control over expenditures.

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2005
(US Dollars million)

	Note	2005	2004
ASSETS			
Non-current assets		**9 177**	**9 665**
Property, plant and equipment	9	5 961	6 644
Capital construction-in-progress		1 184	1 208
Investments in associates		95	162
Investments in securities and other financial assets	10	690	1 407
Other non-current assets	11	138	244
Non-current assets of the disposal group	12	1 109	-
Current assets		**5 533**	**3 967**
Inventories	13	1 301	1 442
Trade and other receivables		440	455
Other current assets		701	724
Cash and cash equivalents	14	922	1 346
Current assets of the disposal group	12	2 189	-
Total assets		**14 730**	**13 632**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves	15	**11 397**	**10 643**
Non-current liabilities		**1 739**	**1 602**
Long-term borrowings	16	635	657
Deferred tax liabilities		543	740
Employee benefit obligations		56	50
Environmental obligations		269	155
Non-current liabilities of the disposal group	12	236	-
Current liabilities		**1 594**	**1 387**
Current portion of long-term loans and borrowings		8	323
Current portion of employee benefit obligations		212	265
Short-term loans and borrowings	17	349	229
Trade and other payables		300	299
Taxes payable		187	261
Dividends payable		301	10
Current liabilities of the disposal group	12	237	-
Total shareholders' equity and liabilities		**14 730**	**13 632**

9. Property, plant and equipment

At 31 December 2005 property, plant and equipment amounted to USD 5 961 million as compared to USD 6 644 million at 31 December 2004. The decrease by USD 683 million was the result of:

Spin-off of the Polus Group assets worth USD 1 099 million (less accumulated depreciation of USD 133 million);

Depreciation charges for 2005 amounting to USD 587 million; and

Sale of subsidiaries worth USD 14 million (less accumulated depreciation USD 2 million).

The decrease of fixed assets was partially offset by the commissioning of property, plant and equipment transferred from capital construction-in-progress amounting to USD 593 million, acquisition of new assets for USD 437 million and the elimination of depreciation charges on the assets of the disposal group (spin-off).

10. Investments in securities and other financial assets

At 31 December 2005 investment in securities and other financial assets amounted to USD 690 million as compared to USD 1,407 million at 31 December 2004. The decrease of USD 717 million resulted mainly from reclassification of the investment held in Jenington International Inc., the holder of a 20% stake in Gold Fields to "Current assets of the disposal group", aimed at the consolidation of the gold mining assets in the Polus Group and partly was compensated due to acquisition of investments in RAO UES of Russia.

11. Other non-current assets

At 31 December 2005 other assets amounted to USD 138 million as compared to USD 244 million at 31 December 2004. The net decrease was mainly due to the decrease in the recoverable VAT of USD 60 million after a decrease in the provision for VAT recoverable by USD 5 million, and a decrease of non-current metal stock of USD 66 million.

12. Assets and liabilities of the disposal group

Due to the spin-off of the gold mining assets the financial results for the year and the assets and liabilities of the Polus Group intended for spin-off are presented separately in the respective sections on the face of the balance sheet as is required by IFRS 5 "Non-current assets held for sale and discontinued operations".

13. Inventory

At 31 December 2005 inventory of finished goods, work-in-process and stores and materials amounted to USD 1 301 million as compared to USD 1 442 million at 31 December 2004. The reduction was mainly due to the decrease of metal stock of USD 59 million, decrease materials of USD 70 million and an increase in the provision for obsolescence of USD 12 million in respect of other inventories.

14. Cash and cash equivalents

At 31 December 2005 cash and cash equivalents amounted to USD 922 million as compared to USD 1 346 million at 31 December 2004. The reduction of the cash balances is mainly due to the buy-back of the Company's ordinary shares. The bank overdraft at 31 December 2004 of USD 21 million has been reclassified as part of short-term borrowings.

15. Share capital and reserves

At 31 December 2005 share capital and reserves amounted to USD 11 397 million (including minority interest of USD 334 million) as compared to USD 10 643 million (including minority interest of USD 366 million) at 31 December 2004. Key factors that affected the share capital and reserves are as follows:

Growth in the net profit for 2005 by USD 2 355 million adjusted for dividends paid of USD 492 million;

Accumulated profits utilized in the buy-back of the Company's ordinary shares of USD 657 million;

The effect of the translation to the presentation currency of USD 390 million;

The utilization of the share premium of USD 799 million during the buy-back of the Company's ordinary shares; and

The increase of the investment revaluation reserve of USD 744 million due to the increase in the fair value of the available-for-sale investments.

16. Long-term borrowings

At 31 December 2005 long-term borrowings of Norilsk Nickel Group amounted to USD 635 million as compared to USD 657 million at 31 December 2004.

17. Short-term borrowings

At 31 December 2005 short-term borrowings (including current portion of long-term borrowings and bank overdrafts) amounted to USD 357 million as compared to USD 552 million at 31 December 2004. The reduction was mainly due to the decrease of the current portion of long-term borrowings by USD 315 million, which was partially offset by the growth of short-term borrowings by USD 120 million.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2005
(US Dollars million)

	Note	2005	2004
Net cash inflow from operating activities	18	2 994	2 504
Net cash outflow from investing activities	19	(1 455)	(2 028)
Net cash inflows before financing activities		**1 539**	**476**
Net cash (outflow)/inflow from financing activities	20	(1 878)	21
Effect of translation to presentation currency		(36)	47
Net (decrease)/increase in cash and cash equivalents	21	**(375)**	**544**
Net cash and cash equivalents at beginning of the year		1 325	781
Cash and cash equivalents of the disposal group	12	(28)	-
Net cash and cash equivalents at end of the year	21	**922**	**1 325**

18. Cash generated by operations

The main source of cash for the Norilsk Nickel Group is the net cash inflows from operating activities. Due to the significant growth of revenue from metal sales in 2005 net cash generated by operations increased by 20% and amounted to USD 2 994 million as opposed to USD 2 504 million in 2004.

The growth resulted from the aggregate effect of increased pre-tax income, effect of non-cash flow items (such as depreciation, changes in provisions, and impairment of goodwill on acquisition of subsidiaries) and a reduction of trade and other payables. During 2005 the considerable growth of operating cash flows enabled the Norilsk Nickel Group to invest into operating assets and maintaining a significant cash balance.

19. Cash utilized by investing activities

In the year under review, net cash outflows from investing activities were mainly used to finance acquisition of property, plant and equipment, securities and other financial assets.

During 2005 the use of cash in investing activities decreased by USD 573 million to USD 1 455 million, this was mainly due to the reduction of expenses for the acquisition of subsidiaries.

20. Cash utilized by financing activities

During 2005 the outflow of cash for financing activities significantly exceeded the inflow of cash and amounted to USD 1 878 million. During 2004 net cash inflow amounted to USD 21 million. The reason for the growth in cash outflow for financing activity is mainly the repayment of the short-term borrowings of USD 1 792 million, the buy-back of the Company's ordinary shares for USD 1 457 million and the payment of dividends of USD 201 million.

21. Net cash

In 2005 net cash reduced by USD 403 million to USD 922 million. Similar to 2005, the Company plans using the cash for capital investments and payment of dividends.

VOLUMES OF METAL PRODUCED BY THE GROUP
(in '000 tons or as noted)

	2005	2004
Taimyr Peninsula		
Electrolytic nickel	123	127
Electrolytic copper	361	353
Gold ('000 ounces)	144	123
Kola Peninsula		
Nickel		
From own materials	37	36
From other materials	83	80
Total nickel	**120**	**116**
Electrolytic copper		
From own materials	35	16
From other materials	56	78
Total copper	**91**	**94**
Gold ('000 ounces)	**8**	**12**
MMC Norilsk Nickel		
Nickel	243	243
Copper	452	447
Palladium ('000 ounces)	3 133	-
Platinum ('000 ounces)	751	-
Gold ('000 ounces)	151	135
Stillwater Mining Company		
Palladium ('000 ounces)	428	439
Platinum ('000 ounces)	126	130
Polus Group		
Gold ('000 ounces)	1 072	1 085

Recommendation by the Board of Directors on the amount of dividends for 2005

Based on the financial results for the 9 months ended 30 September 2005, an Extraordinary General Meeting of Shareholders held on 30 December 2005, where the shareholders approved the distribution of dividends in the amount of RUR 8.7 billion or RUR 43 (USD 1.49) per ordinary share. The interim dividends were paid in February 2006.

Based on the Group's 2005 financial results, the Board of Directors proposed to the General Meeting of Shareholders, scheduled for 29 June 2006, to approve the final dividends for 2005 in the amount of RUR 18.9 billion or RUR 96.49 (USD 3.47) per ordinary share.

Thus, taking into account the dividends previously paid for the 9 months of 2005, the additional dividends for 2005 will amount of RUR 10.2 billion or RUR 53.49 (USD 1.98) per ordinary share.

The Board of Directors confirms that the dividend policy of the Company approved by the Board of Directors in 2002 remains unchanged. It provides for 20%-25% of the IFRS net profit for the year, to be paid as dividends.

Telephone conference call

MMC Norilsk Nickel will hold a telephone conference call related to the publication of the Group's IFRS consolidated annual financial statements for the year ended 31 December 2005 and the future production strategy. The telephone conference call will be held on 8 June 2006 at 6 p.m. Moscow time (10 a.m. New York, 3 p.m. London).

Telephone numbers for access to the telephone conference call: +1 866 254 5935 (USA) and +1 651 291 9113 (except USA). Access code: 831928.

A record of the telephone conference call will be available within one week, from 9.30 p.m. Moscow time (1.30 p.m. New York, 6.30 p.m. London) on 8 June 2006 at +1 800 475 6701 (USA) and +1 320 365 3844 (except USA), access code: 831928.

Full version of the consolidated annual financial statements of MMC Norilsk Nickel for the year ended 31 December 2005 prepared in accordance with IFRS is available on the Company's web-site (www.nornik.ru/en) in section Shareholders/Financial Documents.

In case of any questions, please contact:

Dmitry Usanov
Head of Investor Relations

Telephone: +7 495 755 6733
E-mail: usanovda@nornik.ru
www.nornik.ru/en

07.06.2006

Release of financial results for 2005 and production strategy of MMC Norilsk Nickel

The results of the consolidated financial statements of MMC Norilsk Nickel for 2005 prepared in accordance with International Financial Reporting Standards ("IFRS") and press release on production strategy will be available on the company web site (www.nornik.ru/en) starting from 10 a.m. June 8, 2006.

MMC Norilsk Nickel will hold a conference call related to publication of the Group's IFRS financial statements for 2005 and production strategy. The conference call will be held on 8 June 2006 at 6 p.m. Moscow time (10 a.m. New York, 3 p.m. London).

Telephone numbers for access to the conference call:
+1 866 254 5935 (USA)
+1 651 291 9113 (except USA)
Access code: 831928

The conference call record will be available during one week, from 9.30 p.m. Moscow time (1.30 p.m. New York, 6.30 p.m. London) June 8, 2006 at
+1 800 475 6701 (USA)
+1 320 365 3844 (except USA)
Access code: 831928

MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Date of the Board of Directors' meeting: *May 30, 2006;*
Date and No. of the Protocol of the Board of Directors' meeting when a relevant resolution was passed: ***June 2, 2006 No. GMK/14-np-cd;***

Re: Recommendations on the amount of dividend on the shares of MMC Norilsk Nickel for the year 2005.

Resolved:
To recommend to the annual General meeting of the shareholders of MMC Norilsk Nickel to declare the payment of annual dividends on MMC Norilsk Nickel shares for 2005 in the amount of RUR 96.49 per ordinary share, taking into consideration interim dividends already paid for 9 months of 2005 in the amount of RUR 43 per ordinary share and to make final payment in the amount of RUR 53.49 per ordinary share.

Representative of MMC Norilsk Nickel *Usanov D.A.*
(Power of Attorney No. ГМК-115/99-нт of 25.01.2006)

June 2, 2006.